UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)                                      ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ComnetiX, Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

BIO-key International, Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

204181 10 1

(CUSIP Number of Class of Securities (if applicable))

Edward Escubedo, President

ComnetiX, Inc.

2872 Bristol Circle, Suite 100

Oakville, Ontario L6H 6G4

Canada

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 17, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

N/A

Item 2.  Informational Legends

This exchange offer is made for the securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the documents relating to this offer have been prepared in accordance with foreign accounting standards and therefore may not be comparable to the financial statements of the registrant which have been prepared in accordance with generally accepted accounting principles in effect in the United States.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.1         Press Release, issued February 9, 2007, relating to the Company’s withdrawal of its offer  to acquire all of the outstanding common shares of Comnetix.

PART III - CONSENT TO SERVICE OF PROCESS

(1)                                  The person furnishing this Form CB is a U.S. person.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIO-KEY INTERNATIONAL, INC.

By:	/s/ Francis J. Cusick
Name:	Francis J. Cusick
Title:	Chief Financial Officer

Date: February 12, 2007